X-Cal Resources Ltd.

PO Box 48479 Bentall Centre
Vancouver, BC V7X 1A0
Tel: (604) 662-8245 Fax: (604) 688-7740

DELIVERED BY MAIL


06018643

November 14, 2006

Office of International Corporate Finance
U.S. Securities & Exchange Commission
450 - 5th Street NW
Mail Stop 3-9
Washington, DC 20549 USA

SUPPL

To Whom It May Concern:

Re: XCL - EXEMPTION # 82-1655

Please find enclosed the following documents for X-Cal Resources Ltd:

- News Release dated November 14, 2006
- Material Change Report dated November 14, 2006

Sincerely,

X-CAL RESOURCES LTD.

Sharon MacLellan

sml/
encl

X-Cal Resources Ltd.

TSX/XCL **News Release** **November 14, 2006**

DRILLING UNDERWAY at REESE RIVER/HORSE MOUNTAIN WINDOW GOLD PROPERTY

REESE RIVER/HORSE MOUNTAIN WINDOW
CORTEZ AREA, LANDER COUNTY, NEVADA

The initial drill test of X-Cal's 100% owned Reese River/ Horse Mountain Window Property, located in the Cortez Area, Lander County, Nevada is underway.

The test is designed to determine the depth to the lower plate on the X-Cal claims. A core/diamond drill is being utilized to return solid, high quality strata-graphic information for inclusion in the Geologic Information System and model that is being built for this property.

The Horse Mountain Window is known to carry gold mineralization in some locations. As an example, see Miranda (MAD/TSX-V) News Release of October 31, 2006, which contains an intercept from work on the eastern flank of this lower plate window.

The phrase "lower plate window" refers to areas on the Battle Mountain and Carlin Trends, where normally deeper rocks have been thrust to surface or near surface. Many of the most productive gold deposits on these trends occur in the lower plate rocks.

X-Cal's Reese River project was originally conceived by Placer Dome Exploration personnel who farmed the project to X-Cal, prior to the successful bid by Barrick for Placer.

Title to the Reese River property was transferred to X-Cal with conditions attached. At the conclusion of the current drilling, X-Cal will have exceeded the year one commitment and will be entitled to retain 100% of

the project. Barrick will then have to elect to either exercise a one-time right to earn back in, or revert a 2% NSR on the project.

If Barrick elects to "back-in", they can earn 51% by tripling X-Cal's year one expenditure and earn an additional 19% by carrying the project to bankable feasibility. In other words, funding of the current drilling and associated work could possibly be the only exploration outlay by X-Cal prior to feasibility, if the one-time right is exercised by Barrick.

If Barrick does not elect to exercise the one-time back-in right, they will retain a 2% NSR on the project and X-Cal will retain 100% title to the claims.

An X-Cal press release dated October 25, 2006 described the preparation work for this drill test. Several holes, totaling three thousand feet will be drilled.

Geophysical information for the project, can be seen in the Current Reports section at www.x-cal.com .

A NI 43-101 technical report for the Reese River/Horse Mountain Window Property, will be filed this week and will be available on SEDAR and at www.x-cal.com .

The contents of this release have been reviewed by Robert Thomason M.Sc., US Projects manger for X-Cal, who is a "Qualified Person" as defined by NI-43-101.

Shawn Kennedy
President

Caution Concerning Forward-Looking Statements

This release and related documents may contain certain "forward-looking statements" including, but not limited to, statements relating to interpretation of drilling results and potential mineralization, future exploration work at the Sleeper Gold Project, the Mill Creek Gold Project and the Reese River Project and the expected results of this work. Forward looking statements are statements that are not historical facts and are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, *including, without limitation:* risks related to fluctuations in gold prices; uncertainties related to raising sufficient financing to fund the planned work in a timely manner and on acceptable terms; changes in planned work

resulting from weather, logistical, technical or other factors; the possibility that results of work will not fulfill expectations and realize the perceived potential of the Sleeper Gold Project, the Mill Creek Gold Project and the Reese River Project; uncertainties involved in the interpretation of drilling results and other tests; the possibility that required permits may not be obtained in a timely manner or at all; risk of accidents, equipment breakdowns or other unanticipated difficulties or interruptions; the possibility of cost overruns or unanticipated expenses in the work program; the risk of environmental contamination or damage resulting from the exploration operations at the Sleeper Gold Project, the Mill Creek Gold Project and the Reese River Project.

Forward-looking statements contained in this release and related documents are based on the beliefs, estimates and opinions of management on the date the statements are made. There can be no assurance that such statements will prove accurate. Actual results may differ materially from those anticipated or projected. X-Cal Resources Ltd. and X-Cal USA, Inc. undertake no obligation to update these forward-looking statements if management's beliefs, estimates or opinions, or other factors, should change.

Visit our Website: www.x-cal.com
E-Mail: invrel@x-cal.com

For further information contact: ***Shawn Kennedy, President***
Tel: (604) 662-8245 *Fax: (604) 688-7740*
Note: *X-Cal Resources Ltd. can be referenced through the Standard & Poor's Directory.*

FORM 53-901.F
(previously Form 27)

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE *SECURITIES ACT* (BRITISH COLUMBIA) AND SECTION 146(1) OF THE *SECURITIES ACT* (ALBERTA) AND UNDER SECTION 75(2) OF THE *SECURITIES ACT* (ONTARIO)

This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

IF THIS REPORT IS FILED ON A CONFIDENTIAL BASIS, PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL – SECTION 85" AND FILE IN AN ENVELOPE MARKED "CONFIDENTIAL – ATTENTION: SUPERVISOR, FINANCIAL REPORTING".

1. **Reporting Issuer**

   X-Cal Resources Ltd.
   P.O. Box 48479 Bentall Centre
   Vancouver, British Columbia V7X 1A0
   Telephone: 604-662-8245

2. **Date of Material Change**

   November 14, 2006

3. **Press Release**

   A Press release was disseminated on Tuesday November 14, 2006.

4. **Summary of Material Change**

The initial drill test of X-Cal's 100% owned Reese River/ Horse Mountain Window Property, located in the Cortez Area, Lander County, Nevada is underway.
The test is designed to determine the depth to the lower plate on the X-Cal claims. A core/diamond drill is being utilized to return solid, high quality strata-graphic information for inclusion in the Geologic Information System and model that is being built for this property.
The Horse Mountain Window is known to carry gold mineralization in some locations. As an example, see Miranda (MAD/TSX-V) News Release of October 31, 2006, which contains an intercept from work on the eastern flank of this lower plate window.
The phrase "lower plate window" refers to areas on the Battle Mountain and Carlin Trends, where normally deeper rocks have been thrust to surface or near surface. Many of the most productive gold deposits on these trends occur in the lower plate rocks.
X-Cal's Reese River project was originally conceived by Placer Dome Exploration personnel who farmed the project to X-Cal, prior to the successful bid by Barrick for Placer.

5. **Full Description of Material Change**
See Schedule "A" Below

6. **Reliance on Section 85(2) of the Securities Act (British Columbia)**

N/A

7. **Omitted Information**

No information has been intentionally omitted from this form.

8. **Senior Officers**

The following senior officer of the Issuer may be contacted about the material change:

Shawn Kennedy
Telephone: 604-662-8245

9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, British Columbia, on November 14, 2006.

X-CAL RESOURCES LTD.

"Shawn Kennedy"

By: ______________________________
Shawn Kennedy, President

SCHEDULE "A"

X-Cal Resources Ltd.

TSX/XCL News Release November 14, 2006

DRILLING UNDERWAY at REESE RIVER/HORSE MOUNTAIN WINDOW GOLD PROPERTY

REESE RIVER/HORSE MOUNTAIN WINDOW
CORTEZ AREA, LANDER COUNTY, NEVADA

The initial drill test of X-Cal's 100% owned Reese River/ Horse Mountain Window Property, located in the Cortez Area, Lander County, Nevada is underway.

The test is designed to determine the depth to the lower plate on the X-Cal claims. A core/diamond drill is being utilized to return solid, high quality strata-graphic information for inclusion in the Geologic Information System and model that is being built for this property.

The Horse Mountain Window is known to carry gold mineralization in some locations. As an example, see Miranda (MAD/TSX-V) News Release of October 31, 2006, which contains an intercept from work on the eastern flank of this lower plate window.

The phrase "lower plate window" refers to areas on the Battle Mountain and Carlin Trends, where normally deeper rocks have been thrust to surface or near surface. Many of the most productive gold deposits on these trends occur in the lower plate rocks.

X-Cal's Reese River project was originally conceived by Placer Dome Exploration personnel who farmed the project to X-Cal, prior to the successful bid by Barrick for Placer.

Title to the Reese River property was transferred to X-Cal with conditions attached. At the conclusion of the current drilling, X-Cal will have exceeded the year one commitment and will be entitled to retain 100% of the project. Barrick will then have to elect to either exercise a one-time right to earn back in, or revert a 2% NSR on the project.

If Barrick elects to "back-in", they can earn 51% by tripling X-Cal's year one expenditure and earn an additional 19% by carrying the project to bankable feasibility. In other words, funding of the current drilling and associated work could possibly be the only exploration outlay by X-Cal prior to feasibility, if the one-time right is exercised by Barrick.

If Barrick does not elect to exercise the one-time back-in right, they will retain a 2% NSR on the project and X-Cal will retain 100% title to the claims.

An X-Cal press release dated October 25, 2006 described the preparation work for this drill test. Several holes, totaling three thousand feet will be drilled.

Geophysical information for the project, can be seen in the Current Reports section at www.x-cal.com .

A NI 43-101 technical report for the Reese River/Horse Mountain Window Property, will be filed this week and will be available on SEDAR and at www.x-cal.com .

The contents of this release have been reviewed by Robert Thomason M.Sc., US Projects manger for X-Cal, who is a "Qualified Person" as defined by NI-43-101.

Shawn Kennedy
President

Caution Concerning Forward-Looking Statements

This release and related documents may contain certain "forward-looking statements" including, but not limited to, statements relating to interpretation of drilling results and potential mineralization, future exploration work at the Sleeper Gold Project, the Mill Creek Gold Project and the Reese River Project and the expected results of this work. Forward looking statements are statements that are not historical facts and are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation: risks related to fluctuations in gold prices; uncertainties related to raising sufficient financing to fund the planned work in a timely manner and on acceptable terms; changes in planned work resulting from weather, logistical, technical or other factors; the possibility that results of work will not fulfill expectations and realize the perceived potential of the Sleeper Gold Project, the Mill Creek Gold Project and the Reese River Project; uncertainties involved in the interpretation of drilling results and other tests; the possibility that required permits may not be obtained in a timely manner or at all; risk of accidents, equipment breakdowns or other unanticipated difficulties or interruptions; the possibility of cost overruns or unanticipated expenses in the work program; the risk of environmental contamination or damage resulting from the exploration operations at the Sleeper Gold Project, the Mill Creek Gold Project and the Reese River Project.

Forward-looking statements contained in this release and related documents are based on the beliefs, estimates and opinions of management on the date the statements are made. There can be no assurance that such statements will prove accurate. Actual results may differ materially from those anticipated or projected. X-Cal Resources Ltd. and X-Cal USA, Inc. undertake no obligation to update these forward-looking statements if management's beliefs, estimates or opinions, or other factors, should change.

Visit our Website: www.x-cal.com
E-Mail: invrel@x-cal.com
For further information contact: ***Shawn Kennedy, President***

Tel: (604) 662-8245 *Fax: (604) 688-7740*
Note: X-Cal Resources Ltd. can be referenced through the Standard & Poor's Directory